Exhibit 99.1

Press Release

LeddarTech Reports Annual Shareholder Meeting Results

QUEBEC CITY, Canada, March 26, 2025 — LeddarTech® Holdings Inc. (“LeddarTech” or the “Corporation”) (Nasdaq: LDTC), an automotive software company that provides patented disruptive AI-powered low-level sensor fusion and perception software technology, LeddarVision™, announces the voting results of its annual general and special meeting of shareholders held on March 26, 2025 (the “Meeting”). Shareholders voted on various proposals and elected directors to the board.

Key Highlights of the Meeting

1. Election of Directors: The full slate of six directors was elected to serve until the next annual meeting of shareholders or until a successor is elected or appointed.

Nominee	Votes For	% of Voted	Votes Against	% of Voted
Frantz Saintellemy	22,429,293	99.69%	68,631	0.31%
Charles Boulanger	22,392,108	99.53%	105,816	0.47%
Derek Aberle	22,470,109	99.88%	27,815	0.12%
Yann Delabrière	22,475,831	99.90%	22,093	0.10%
Sylvie Veilleux	22,471,696	99.88%	26,228	0.12%
Lizabeth Ardisana	22,474,890	99.90%	23,034	0.10%

As previously disclosed, Nick Stone and Michelle Sterling, who were members of the Board up to the Meeting, have decided not to stand for reelection.

2. Approval of Auditor: The appointment of Richter LLP as auditors of the Corporation was approved, and the board of directors of the Corporation was authorized to fix the auditors’ remuneration.

Votes For	% of Voted	Votes Withheld	% of Voted
25,480,228	99.81%	49,275	0.19%

3. Other

3.1	The amendment to the Corporation’s omnibus equity-based incentive plan to increase the number of common shares available for issuance thereunder was approved and ratified.

Votes For	% of Voted	Votes Against	% of Voted	Votes Abstain	% of Voted
22,187,011	98.62%	199,079	0.88%	111,834	0.50%

3.2	A second and separate amendment to the Corporation’s omnibus equity-based incentive plan for the adoption of an evergreen provision to the omnibus equity-based incentive plan, providing for an automatic annual increase in the common shares available for issuance thereunder over the next five years, was approved and ratified.

Press Release

Votes For	% of Voted	Votes Against	% of Voted	Votes Abstain	% of Voted
15,862,324	70.51%	6,630,055	29.47%	5,545	0.02%

For further details on each of these matters, please refer to the Corporation’s management information circular dated February 7, 2025, available on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov. Final voting results on all matters voted on at the Meeting will be posted on the Investor Relations section of LeddarTech.com and filed on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

About LeddarTech

A global software company founded in 2007 and headquartered in Quebec City with additional R&D centers in Montreal and Tel Aviv, Israel, LeddarTech develops and provides comprehensive AI-based low-level sensor fusion and perception software solutions that enable the deployment of ADAS, autonomous driving (AD) and parking applications. LeddarTech’s automotive-grade software applies advanced AI and computer vision algorithms to generate accurate 3D models of the environment to achieve better decision making and safer navigation. This high-performance, scalable, cost-effective technology is available to OEMs and Tier 1-2 suppliers to efficiently implement automotive and off-road vehicle ADAS solutions.

LeddarTech is responsible for several remote-sensing innovations, with over 170 patent applications (87 granted) that enhance ADAS, AD and parking capabilities. Better awareness around the vehicle is critical in making global mobility safer, more efficient, sustainable and affordable: this is what drives LeddarTech to seek to become the most widely adopted sensor fusion and perception software solution.

Additional information about LeddarTech is accessible at www.leddartech.com and on LinkedIn, Twitter (X), Facebook and YouTube.

Contact:

Chris Stewart, Chief Financial Officer, LeddarTech Holdings Inc.

Tel.: + 1-514-427-0858, chris.stewart@leddartech.com

•	Investor relations website: investors.leddartech.com
•	Investor relations contact: Mike Bishop, mike@bishopir.com

Leddar, LeddarTech, LeddarVision, LeddarSP, VAYADrive, VayaVision and related logos are trademarks or registered trademarks of LeddarTech Holdings Inc. and its subsidiaries. All other brands, product names and marks are or may be trademarks or registered trademarks used to identify products or services of their respective owners.

LeddarTech Holdings Inc. is a public company listed on the Nasdaq under the ticker symbol “LDTC.”